UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Photovoltaic Solar Cells, Inc.
(Exact name of registrant as specified in its corporate charter)

Commission File No.:

Nevada (State or other jurisdiction of incorporation or organization)	20-8753132 (I.R.S. Employer Identification No.)

4 Autumnwood Court, The Woodlands, Texas 77380 (Address of principal executive offices)

(281) 363-0003

(Registrant’s telephone number, including area code)

Approximate Date of Mailing: March 28, 2012

PHOTOVOLTAIC SOLAR CELLS, INC.
4 Autumnwood Court, The Woodlands, Texas 77380

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF PHOTOVOLTAIC SOLAR CELLS, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “we,” “us,” and “our” include Photovoltaic Solar Cells, Inc. and, if the context of such references is subsequent to the Share Exchange transaction described below, its wholly-owned subsidiary, MetaStat, Inc., a company organized under the laws of the State of Delaware (“MetaStat”).

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of our board of directors (the “Board”) as a result of the share exchange transaction described below.  The date of this Information Statement is March 22, 2012.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on March 22, 2012 and is being mailed to our stockholders of record as of February 27, 2012 (the “Record Date”). The mailing date of this Information Statement will be on or about March 28, 2012. On the tenth (10th) day after this Information Statement has been distributed to the stockholders, the director designees named herein will be appointed to the Board (the “Effective Date”).

At the closing of the Share Exchange described below, there was a change in our Board and executive officers. Mr. Harvey Judkowitz, who served as our sole executive officer and director, resigned from all his executive officer positions effective immediately, and after appointing Mr. Warren C. Lau to serve as a member of the board of directors, Mr. Judkowitz tendered his resignation as a director, with such resignation to be effective on the Effective Date.  In addition, we expanded the size of the Board from two to five and appointed Dr. Patrick T. Mooney, Johan “Thijs” Spoor, Dr. Oscar Bronsther and David N. Siegel to serve as members of the Board, effective on the Effective Date, with Dr. Bronsther serving as Chairman.  Our Board then appointed Mr. Lau to also serve as our Chief Executive Officer and Chief Financial Officer, with all such appointments to be effective immediately.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN CONTROL OF PHOTOVOLTAIC SOLAR CELLS, INC.

SHARE EXCHANGE TRANSACTION WITH METASTAT

On February 27, 2012 (the “Closing Date”), we entered into a Share Exchange Agreement (the “Exchange Agreement”), by and among us, MetaStat, the holders of all outstanding shares of MetaStat (the “MetaStat Shareholders”), who together owned shares constituting 100% of the issued and outstanding shares of MetaStat (the “MetaStat Shares”) and (ii) Waterford Capital Acquisition Co IX, LLC, our former principal stockholder. Pursuant to the terms of the Exchange Agreement, the MetaStat Shareholders transferred to us all of the MetaStat Shares in exchange for 18,369,421 shares of our common stock, par value $0.0001 per share (“Common Stock”) (such transaction, the “Share Exchange”). As a result of the Share Exchange, we are now a holding company, and our Delaware operating subsidiary is a life sciences company in the business of developing clinical diagnostic tests and therapeutics for cancer.

General Business Summary of MetaStat

We are a life science company focused on developing and commercializing proprietary clinical diagnostic tests that predict the probability of hematogenous systemic metastasis of cancer, as well as companion therapeutics to prevent systemic metastasis. Our goal is to become an industry leader in the emerging field of personalized cancer therapy. We intend to help clinicians better “customize” individual treatment decisions, by positively identifying high risk patients who need aggressive therapy and by sparing low risk patients from the adverse side effects and expense of chemotherapy and radiation. Our licensed platform technology was developed over 15 years through collaboration with four highly respected scientific institutions: the Albert Einstein College of Medicine of Yeshiva University, Massachusetts Institute of Technology, Cornell University, and the IFO-Regina Elena Cancer Institute. We believe our platform technology and corresponding products are unique and differentiated in the marketplace in that they are based on direct mechanistic markers of hemotogenous dissemination of cancer cells or systemic metastasis. This provides an opportunity for us to develop next generation diagnostics that provide critical information to both patients and physicians to ensure better and/or more cost effective treatment outcomes, which are currently not available.

We believe our initial product, the MetaSite Breast™ test, is the first test that will predict the probability of whether cancer will spread through the bloodstream to other organs in the body. This test is a necessary breakthrough for breast cancer patients and their doctors because systemic hematogenous metastasis is responsible for almost 90% of fatalities from breast cancer. We believe the platform technology underlying this diagnostic approach may be applicable in up to 80% of all solid tumor cancers, including prostate, lung, colorectal, head and neck, and pancreatic. Further, we believe our platform technology provides us with a target for the development of the first therapy that may preemptively reduce or eliminate systemic metastasis.

VOTING SECURITIES

Our authorized capital stock consists of 160,000,000 shares: 150,000,000 shares of Common Stock are authorized, par value $0.0001 per share, of which 20,074,422 shares are outstanding as of March 15, 2012, and 10,000,000 shares of the our preferred stock are authorized, par value $0.0001 per share, of which no shares are outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the Record Date, we had a total of 19,884,421 shares of Common Stock issued and outstanding.

The following table sets forth certain information regarding beneficial ownership of our Common Stock as of March 15, 2012 by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Unless otherwise noted, the principal address of each of the stockholders, directors, officers and director appointees listed below is c/o MetaStat, Inc., 4 Autumnwood Court, The Woodlands, Texas 77380.  All share ownership figures include shares of our common stock issuable upon securities convertible or exchangeable into shares of our common stock within sixty (60) days of March 15, 2012, which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership, but not for purposes of computing the percentage ownership of any other person.

Name	Amount and Nature of Beneficial Ownership Before the Share Exchange	Percentage of Outstanding Shares Before the Share Exchange (1)	Amount and Nature of Beneficial Ownership After the Share Exchange	Percentage of Outstanding Shares After the Share Exchange

Warren C. Lau, President, Chief Executive Officer and Directors (2)	0	*	1,287,000	6.3

Oscar Bronsther, Director (3)	0	*	649,003	3.2

David N. Siegel, Director (4)	0	*	713,903	3.5

Patrick T. Mooney, M.D., Director (5)	0	*	231,000	1.2

Johan M. “Thijs” Spoor, Director (6)	0	*	22,003	*

Harvey Judkowitz (7)	13,000	1.5	13,000	*

Matthew Balk (8)	0	*	1,881,000	9.2

MKM Opportunity Master Fund, Ltd. (9)	0	*	2,005,434	9.9

Albert Einstein College of Medicine of Yeshiva University, a Division of Yeshiva University (10)	0	*	1,150,242	5.7

Jason Adelman (11)	0	*	1,408,003	7.0

All Directors, Executive Officers and Director Nominees after the Share Exchange and after the Effective Date of this Schedule, as a Group (6 persons)	13,000	1.5	2,915,909	14.2
_____________
* Less than one percent

(1)	Based on 840,000 shares outstanding immediately prior to the Share Exchange.

(2)	Consists of (i) 880,000 shares of common stock; (ii) 275,000 shares of common stock underlying options, (iii) 132,000 shares of common stock held by Travis R. Lau, Mr. Lau’s son.

(3)
Consists of (i) 165,000 shares of common stock underlying options, (ii) 476,668 shares of common stock held by Marsha Bronsther, Dr. Bronsther’s wife and (iii) 7,335 shares of common stock underlying warrants held by Marsha Bronsther.

(4)
Consists of (i) 577,500 shares of common stock, (ii) 54,268 shares of common stock held by the David N. Siegel Revocable Trust dated April 7, 2010, (iii) 55,000 shares of common stock underlying options and (iv) 27,135 shares of common stock underlying warrants held by the David N. Siegel Revocable Trust dated April 7, 2010.

(5)	Consists of (i) 231,000 shares of common stock.

(6)	Consists of (i) 14,668 shares of common stock and (ii) 7,335 shares of common stock underlying warrants.

(7)	Mr. Judkowitz’s resignation from the board of directors is effective as of the tenth day after the filing of an Information Statement on Schedule 14F-1 with the SEC.

(8)	Consists of (i) 165,000 shares of common stock underlying options, (ii) 1,573,000 shares of common stock, and (iii) 143,000 shares of common stock underlying warrants.

(9)
Consists of (i) 1,533,998 shares of common stock, (ii) 124,936 shares underlying warrants, (iii) 173,250 shares of common stock held by David and Margaret Skriloff Irrev. Des. Trust FBO Olivia Skriloff, and (iv) 173,250 shares of common stock held  by David and Margaret Skriloff Irrev. Des. Trust FBO Samuel Skriloff. Does not include 517,066 shares underlying warrants that are subject to 4.99% and 9.99% beneficial ownership blockers. The business address of MKM Opportunity Master Fund, Ltd. is 28 W. 44th St, 16th Floor, New York, NY 10036. David Skriloff exercises voting and investment control over our securities held by MKM Opportunity Master Fund, Ltd. David Skrillof does not exercise voting and investment control over securities held by David and Margaret Skriloff Irrev. Des. Trust FBO Olivia Skriloff and David and Margaret Skriloff Irrev. Des. Trust FBO Samuel Skriloff.

(10)
J. Michael Gower, Vice President for Business Affairs and Chief Financial Officer of Yeshiva University, is the natural person who exercises voting and investment control over our securities owned by Albert Einstein College of Medicine of Yeshiva University, a Division of Yeshiva University. The address of the stockholder is c/o Office of Biotechnology, Albert Einstein College of Medicine of Yeshiva University, 1300 Morris Park Avenue, Bronx, NY 10461, Attn: Director.

(11)
Consists of (i) 762,688 shares of common stock, (ii) 73,335 shares of common stock underlying warrants, (iii) 297,000 shares of common stock held by Cass G. Adelman Cust. Jasper G. Adelman UTMA NY and (iv) 275,000 shares of common stock held by Cass G. Adelman Cust. Philippa G. Adelman UTMA NY.

CHANGES TO THE BOARD OF DIRECTORS

At the closing of the Share Exchange, there was a change in our Board and executive officers. Mr. Harvey Judkowitz, who served as our sole executive officer and director, resigned from all his executive officer positions effective immediately, and after appointing Mr. Warren C. Lau to serve as a member of the Board, Mr. Judkowitz tendered his resignation as a director, with such resignation to be effective on the Effective Date. In addition, we expanded the size of the Board from two to five and appointed Dr. Patrick T. Mooney, Johan “Thijs” Spoor, Dr. Oscar Bronsther and David N. Siegel to serve as members of the Board, effective on the Effective Date, with Dr. Bronsther serving as Chairman.  Our Board then appointed Mr. Lau to also serve as our Chief Executive Officer and our President, with all such appointments to be effective immediately.

None of the directors appointed to our Board were members of the Board prior to the Share Exchange and did not hold any position with us and had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the appointees have ever been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Board is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  There are no family relationships among directors and executive officers. Also provided herein are brief descriptions of the business experience of each director and director nominee during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the federal securities laws.

Director prior to the Share Exchange

Name	Age	Position(s) with the Company
Harvey Judkowitz	67	CEO, CFO & Director

Harvey Judkowitz.  Mr. Judkowitz resigned as our sole director, Chief Executive Officer and Chief Financial Officer on February 27, 2012.  His resignation from the Board is effective as of the Effective Date. Mr. Judkowitz served as our CEO and CFO from April 2007 until the Closing Date.  Mr. Judkowitz is a Certified Public Accountant licensed in both New York and Florida. From 1988 to date, Mr. Judkowitz has conducted his own CPA practice.  Mr. Judkowitz was the Chairman of the Board and CEO of UniPro Financial Services, Inc. (UPRO) from June, 2003 until the company was sold in September, 2005. He currently serves on the Board of Directors and is chairman of the audit committees for the following publicly traded companies: The Singing Machine, Inc. (SMDM), Phoenix Biopharm, Inc. (PXBM) and Photovoltaic Solar Cells, Inc. (PVSO). He was a Director of PVSO from inception until November 5, 2008 and from January 15, 2009 until present. During the past five years, Mr. Judkowitz was also a member of two publicly traded companies: Cavit Sciences, Inc. (CVIT) through March 10, 2007 and Hard to Treat Diseases, Inc. (HTDS) through December 31, 2008. Mr. Judkowitz graduated from Pace University in 1967 with a BBA in Accounting. Over the past 25 years, Mr. Judkowitz has been a consultant to assist several companies in going public and arrange short term financing until the public money could be raised.

Directors following the Share Exchange

Name	Age	Position
Warren C. Lau	57	Chief Executive Officer, President and Director
Dr. Oscar Bronsther	58	Chief Medical Officer and Chairman of the Board of Directors
David N. Siegel	48	Director
Dr. Patrick T. Mooney	43	Director
Johan M. (Thijs) Spoor	39	Director

Warren C. Lau. Mr. Lau has served as our president and chief executive officer and a director since February 27, 2012. From October 2005 to March 2008, Mr. Lau served as a director and as the founder, president and CEO of HoustonPharma, Inc., a biotechnology company located in Houston, Texas. Mr. Lau was the founder of PharmaFrontiers Corp., a biotechnology company located in Houston, Texas, in February 2003 and served as a member of such company’s board of directors and as its president, chief executive officer and treasurer until July of 2004. In 2004, PharmaFrontiers acquired Opexa  pharmaceuticals. Mr. Lau was the founder of Adventrx Pharmaceuticals, Inc. in 1996. He served as its president and CEO and as a member of its board of directors from July 1996 through November 2001. During his time as president and CEO, this company consummated two acquisitions, Immune Complex Corporation in 1997, which was later spun off to the shareholders, and Biokeys Pharmaceuticals, Inc.  From November 1997 to September 1998, Mr. Lau served as a director of Immune Complex Corporation and Synthetic Genetics, Inc., privately held biotechnology companies. As our president and chief executive officer, Mr. Lau’s significant experience in the life science and biotechnology industries enable him to provide significant insights into our business and make him qualified to be a member of our board of directors.

Oscar Bronsther, M.D., F.A.C.S. Dr. Bronsther was appointed as chief medical officer and chairman of our board of directors on February 27, 2012, effective as of the Effective Date. Dr. Bronsther has served Dr. Bronsther is a Diplomat, American Board of Surgery, and is the Chairman, Section of General Surgery, at Inova Fairfax Hospital. He also is a Clinical Professor of Surgery at George Washington University in Washington, D.C. From 2005 to 2007, he served as Chairman of the Board of National Transplant Network. Dr. Bronsther received his B.A. from the University of Rochester in 1973, his M.D. from Downstate Medical Center in 1978, was a Fellow in Kidney Transplantation at Downstate Medical Center, and was a Fellow in Liver Transplantation at the University of Pittsburgh Center. Dr. Bronsther’s editorial positions include Reviewer, Journal of the American College of Surgeons, Transplantation, Transplant Proceedings, Liver Transplantation and Surgery, and the American Journal of Kidney Disease. Dr. Bronsther is the author of 63 peer-reviewed publications, seven books and book chapters, and has participated in over 30 invited lectures. Dr. Bronsther’s broad range of experience in medicine, academia, and administration enable him to provide a unique and valuable perspective to our board of directors.

David N. Siegel. Mr. Siegel was appointed to our board of directors on February 27, 2012, effective as of the Effective Date. Mr. Siegel is currently Executive Chairman of XOJET, a private aviation company. Mr. Siegel has commercial aviation experience spanning more than two decades, including serving as the president and chief executive officer of US Airways and in senior executive roles at Northwest Airlines and Continental Airlines. Most recently, Mr. Siegel was chairman and chief executive officer of Gate Gourmet Group, Inc., the world’s largest independent airline catering, hospitality and logistics company. Prior to Gate Gourmet Group, Mr. Siegel served as president, chief executive and member of the board of US Airways Group, Inc., and US Airways, Inc., the airline operating unit. Prior to joining US Airways, Mr. Siegel was chairman and chief executive officer of Avis Rent A Car System, Inc., a subsidiary of Cendant Corp. Mr. Siegel’s service as a member of senior management and the boards of directors of a number of major U.S. corporations provides our board of directors with invaluable financial and management experience from the highest levels of corporate America.

Patrick T. Mooney, M.D. Dr. Mooney was appointed to our board of directors on February 27, 2012, effective as of the Effective Date. Dr. Mooney currently serves as the chief executive officer, president and chairman of the board of directors of Echo Therapeutics, Inc. (Nasdaq: ECTE), a medical device company, and has held those roles since September 2007, June 2009, and January 2008, respectively. Dr. Mooney previously served as president, chief executive officer and director of Echo Therapeutics, Inc. (a privately-held company prior to its merger with Sontra Medical Corporation) from September 2006 to September 2007. Prior to joining Echo Therapeutics, Inc., Dr. Mooney was president, chief executive officer and chairman of Aphton Corporation (Nasdaq: APHT), a biopharmaceutical company, from January 2004 to November 2006. Dr. Mooney served as Senior Biotechnology Analyst at Thomas Weisel Partners, LLC, a full service merchant banking firm, and as Senior Biotechnology Analyst at Janney Montgomery Scott, LLC, a full services investment banking firm. He graduated from the Jefferson Medical College of Thomas Jefferson University and trained as a surgical resident at Thomas Jefferson University Hospital. From June to September 2010, Dr. Mooney was a member of the board of directors of Quantrx Biomedical Corporation, a healthcare diagnostics company. Dr. Mooney’s medical education and experience as practicing clinician, as well as his industry specific extensive management experience, provides him with a broad and deep understanding of the science underlying our business and our competitors’ efforts, which is an invaluable resource to our board of directors.

Johan M. (Thijs) Spoor.  Mr. Spoor was appointed to our board of directors on February 27, 2012, effective as of the Effective Date. Mr. Spoor is currently the chief executive officer, president, chief financial officer and director of FluoroPharma Medical Inc., a public biopharmaceutical company. He has held these positions at FluoroPharma since May 2011. Mr. Spoor holds a Nuclear Pharmacy degree from the University of Toronto as well as an M.B.A. from Columbia University with concentrations in finance and accounting. Mr. Spoor has been a guest lecturer at Columbia Business School, Kings College in London and the University of Newcastle in Australia. Mr. Spoor previously held the title of CFO for Sunstone BioSciences for the period from February 2010 through September 2010. Prior to joining Sunstone BioSciences, he worked as a consultant at Oliver Wyman from December 2008 through February 2010 focusing on helping pharmaceutical and medical device companies evaluate their global revenue potential given the complex interplay of regulatory approvals, the reimbursement environment, as well as the impact of physician preference within constantly evolving standards of care. He further specialized on the implications of healthcare reform on new product approval and health insurance reform. Mr. Spoor has also been an equity research analyst at J.P. Morgan from July 2007 through October 2008 and Credit Suisse from November 2005 through July 2007 covering the biotechnology and medical device industries. Prior to his career on Wall Street, Mr. Spoor worked in the pharmaceutical industry, spending 11 years with Amersham / GE Healthcare where he worked in seven countries in a variety of roles including setting up GMP facilities, accountability for the nuclear cardiology portfolio and most recently as the Director of New Product Opportunities leading the PET strategic plan. Mr. Spoor’s background in nuclear pharmacy, finance and accounting and as a healthcare research analyst, as well as his experience at both large and small healthcare companies, provides him with a broad familiarity of the range of issues confronting a developing biotechnology company, which makes him a qualified member of our board of directors.

CORPORATE GOVERNANCE

Committees of the Board Of Directors

We are currently quoted on the OTC Bulletin Board (the “OTCBB”) under the symbol “PVSO.”  The OTCBB does not have any requirements for establishing any committees.  For this reason, we have not established any committees.  All functions of an audit committee, nominating committee and compensation committee are and have been performed by our Board.

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Following the Effective Date, we intend to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges.  Therefore, we intend that a majority of our directors will eventually be independent directors and at least one of our new independent directors will qualify as an “audit committee financial expert.”  Additionally, we will adopt charters relative to each such committee.  Following the Share Exchange, until further determination by our board of directors, the full board of directors will undertake the duties of the audit committee, compensation committee and nominating committee.

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange.  In determining whether our directors are independent, however, we intend to comply with the rules of the NYSE AMEX (formerly known as the American Stock Exchange).  The Board also will consult with counsel to ensure that the board of directors’ determinations is consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors, including those adopted under the Sarbanes-Oxley Act of 2002 with respect to the independence of future audit committee members.  The NYSE AMEX listing standards define an “independent director” generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment.

We do not currently satisfy the “independent director” requirements of the NYSE AMEX, which requires that a majority of a company’s directors be independent.  However, our board of directors is in the process of searching for suitable candidates to appoint as additional members, each of whom will satisfy such independence requirements.

During the fiscal year ended December 31, 2011, the Board did not meet and did not act by written consent.

EXECUTIVE OFFICERS

In connection with the Share Exchange, Mr. Judkowitz resigned as our Chief Executive Officer and Chief Financial Officer and at such time our Board appointed Warren C. Lau to serve as our President and Chief Executive Officer and Dr. Bronsther to serve as our Chief Medical Officer and Chairman of the Board.  A brief description of the previous business experience of Mr. Lau and Dr. Bronsther is provided above in the Changes to our Board of Directors section of this Schedule.

Family Relationships

There are no family relationships between any of our directors or executive officers.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.  Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended December 31, 2011, all of our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued, in the 2011 and 2010 fiscal years to each of the following named executive officers.

Summary Compensation of Named Executive Officers

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compen-sation ($)	Total ($)

Harvey Judkowitz, CEO & CFO (1)	2011	5,000(2)	-	-	-	5,000
	2010	5,000(2)	-	-	-	5,000

Warren C. Lau, Chief Executive Officer and President	2011	137,783	39,100	-	-	176,883
	2010	88,333	15,503	-	-	103,836

(1)	Resignation effective on the Effective Date. We have accrued for GAAP reporting purposes an annual salary of $5,000 to Mr. Judkowitz.

In addition, our executive officers and/or their respective affiliates will be reimbursed by us for any out-of-pocket expenses incurred in connection with activities conducted on our behalf.

Grants of Plan-Based Awards and Outstanding Equity Awards at Fiscal Year-End

We do not have any equity incentive plans under which to grant awards.

Employment Agreements with Executive Officers

On August 1, 2010, Metastat entered into an employment agreement with Warren C. Lau to serve as its president and chief operating officer. The agreement expires November 30, 2013. Pursuant to the agreement, Mr. Lau is to receive annual cash compensation of $125,000, $145,000 and $175,000 for the one year periods from August 1 through July 31, 2010, 2011 and 2012, respectively, and is eligible for an annual bonus to be determined by our board of directors. Pursuant to the agreement, Mr. Lau must devote all of his business time to our company and is subject to non-compete, confidentiality and non-solicitation covenants during the term of his employment with MetaStat and for one year subsequent to the termination of his employment with MetaStat.

In the event that Mr. Lau’s employment was terminated by MetaStat without cause or by a change in control (each as defined in the agreement), Mr. Lau is entitled to (i) all unpaid salary through termination, (ii) immediate vesting of all stock options, (iii) a severance payment equal to the sum of (a) two times Mr. Lau’s annual base salary for the prior fiscal year and (b) two times the annual bonus paid or payable in the prior fiscal year, (iv) all benefits available under MetaStat’s employee benefit programs to the extent applicable to senior executives voluntarily and amicably retiring from employment with MetaStat and (v) the greatest of (x) the full annual bonus for the entire year in which the termination takes place, or (y) the portion of the annual bonus earned from the first day of the fiscal year in which such termination occurred until the date of the change of control, or (z) the portion of the annual bonus earned from the first day of the fiscal year in which such termination occurred until the effective date of such termination. If Mr. Lau dies during the term of the agreement his estate is entitled to three months of his base salary and any annual bonus through the month before his death. If Mr. Lau is disabled during the term of the agreement, he is entitled to receive his base salary for three months, continue to receive benefits for three months and receive his prorated annual bonus, if any.

Retirement/Resignation Plans

We do not currently have any plans or arrangements in place regarding the payment to any of our executive officers following such person’s retirement or resignation.

Director Compensation

We have not paid our directors fees in the past for attending board meetings.  In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings.  We reimburse each director for reasonable travel expenses related to such director’s attendance at board of directors and committee meetings.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the years ended February 28, 2011 and 2010, our previous majority shareholder, Waterford Capital Acquisition Co. IX, LLC, made certain net payments on behalf of us aggregating $40,151 and $38,629, respectively. These advances are noninterest bearing. The total amount due to Waterford at February 28, 2011 was $145,090.

During 2010, Warren C. Lau borrowed $39,268 from us. During 2011, the balance was paid in full.

Review, Approval and Ratification of Related Party Transactions

We had not adopted, prior to the Share Exchange, formal policies and procedures for the review, approval or ratification of related party transactions, such as those described above, with our executive officers, directors and principal stockholders.  However, we intend that such transactions will, on a going-forward basis, be subject to the review, approval or ratification of the independent directors serving on our board of directors, or an appropriate committee thereof.

Stockholder Communications With Directors

Stockholders who want to communicate with our Board or any individual director can write to:

Photovoltaic Solar Cells, Inc.
c/o MetaStat, Inc.
4 Autumnwood Court, The Woodlands, Texas 77380
Attn: Chief Executive Officer
Telephone: (281) 363-0003

Your letter should indicate that you are a stockholder of our company.  Depending on the subject matter, management will:

•	Forward the communication to the Director or Directors to whom it is addressed;

•	Attempt to handle the inquiry directly; or

•	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

PHOTOVOLTAIC SOLAR CELLS, INC.

By:  /s/ Warren C. Lau
Name: Warren C. Lau
Title: Chief Executive Officer

Dated:                      March 22, 2012